News Release
For Immediate Release
Contacts:

Bill Newbould	Nick Laudico/Sara Ephraim
Vice President, Investor Relations	The Ruth Group
Eurand N.V.	+1 646-536-7030/7002
+1 267-759-9335	nlaudico@theruthgroup.com
bill.newbould@eurand.com	sephraim@theruthgroup.com
Eurand Reports Recent Developments and
Fourth Quarter and Full-Year 2008 Financial Results
Recent Developments:
•	Fourth quarter 2008 revenues grew to EUR 25.7 million ($32.5 million), a 16% increase in constant currency from the fourth quarter of 2007.

•	Full-year revenues in 2008 grew to EUR 98.5 million ($124.7 million), up 22% in constant currency from 2007.

•	U.S. Food and Drug Administration accepted as complete Eurand’s response to the FDA’s June 2008 approvable letter for EUR-1008 (ZENTASE®) and the Company’s raw material supplier’s response to the FDA’s questions regarding the Drug Master File (DMF). The FDA also assigned a Prescription Drug User Fee Act (PDUFA) action date in the late second quarter 2009.

•	FDA issued a Complete Response letter to GSK for the New Drug Application (NDA) for EUR-1048, an AdvaTab® orally disintegrating tablet (ODT) formulation with an undisclosed compound co-developed by Eurand and GSK. GSK has submitted its response to the FDA, and approval is anticipated in the first quarter of 2009.

•	Eurand strengthened its global leadership team with the addition of Ruth Thieroff-Ekerdt, M.D., as Chief Medical Officer, overseeing portfolio development, clinical research and development, medical and regulatory affairs, and drug safety and surveillance activities.
AMSTERDAM, March 5, 2009 — Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, today reported strong growth in revenues for the fourth quarter and 12 months ended December 31, 2008.
“Despite the challenging economic environment in 2008, Eurand had another great quarter, with fourth quarter revenues 2008 growing by 16% over fourth quarter

2007 and full-year revenues up by 22% in constant currency,” said Gearóid Faherty, Chairman and Chief Executive Officer. “Furthermore, with three product approvals expected in 2009, we are very optimistic about our future growth prospects. Our healthy cash balance, late-stage pipeline and diversified business mean we are well positioned to face the current economic downturn while continuing to grow our business.”
The strong growth in 2008 was driven primarily by revenues from sales of AMRIX®, a once-daily skeletal muscle relaxant launched by Cephalon in late 2007, and from sales of Axcan’s ULTRASE®. Cephalon reported AMRIX sales of $26.2 million for the fourth quarter of 2008, a 28% increase from the prior quarter, and $73.6 million for the full year in 2008. Cephalon recently expanded its AMRIX sales force by nearly 50% and now has 840 sales representatives detailing the product.
In January 2009, the FDA accepted as complete, the response from Eurand to the questions raised in the FDA’s June 2008 approvable letter for Eurand’s lead product candidate, EUR-1008, a pancreatic enzyme product (PEP) intended for the treatment of exocrine pancreatic insufficiency. The FDA also accepted as complete, the response by Eurand’s raw material supplier to DMF-related questions, and assigned a user fee goal date of late second quarter 2009. “This is a major development in the review process,” Faherty noted.
PIPELINE UPDATE:
EUR-1008 — ZENTASE (pancrealipase capsules)
•	Patient enrollment has been completed in a Phase III clinical trial evaluating the safety and efficacy of EUR-1008 in chronic pancreatitis (CP). The results of this trial are expected to become available early in the third quarter of 2009.
EUR-1025 — Once-Daily Formulation of Ondansetron
•	In December 2008, Eurand filed an Investigational New Drug (IND) application for EUR-1025, a once-a-day formulation of ondansetron, and recently initiated pivotal pharmacokinetic (PK) studies. In early 2008, Eurand announced encouraging results of a pilot study designed to compare the PK profile of a once-a-day oral formulation of EUR-1025 to an 8 mg tablet of ZOFRAN® (ondansetron hydrochloride) dosed twice per day. The study achieved its goal of confirming that EUR-1025 had the desired extended-release pharmacokinetic profile to ZOFRAN, the currently marketed ondansetron product. ZOFRAN is dosed three to four times daily to prevent nausea and vomiting in cancer patients undergoing chemotherapy or radiation treatment.
EUR-1073 — CLIPPER™ (beclomethasone diproprionate)
•	In April 2008, Eurand acquired from Chiesi Pharmaceutici SpA the exclusive U.S. and Canadian rights to market CLIPPER™, an enteric-coated, controlled-release formulation of beclomethasone diproprionate, which is indicated in several European countries for use in the treatment of Ulcerative Colitis (UC), a form of Inflammatory Bowel Disease (IBD). In late 2008, Eurand filed for U.S. orphan drug designation for EUR-1073 in pediatric UC. Products granted orphan drug status are allowed seven years of market exclusivity in the U.S. upon FDA approval. In addition, Chiesi is nearing completion of patient enrollment in a Phase IIIb clinical study in Europe. The results of this trial, expected in the second quarter of 2009, will provide further information as to the future development and regulatory pathway for EUR-1073 in the U.S.
Eurand has more than 10 other product candidates in various earlier stages of development, both on a proprietary basis and for co-development partners. In 2008 alone, the Company entered into six co-development agreements and is in discussions with a number of leading pharmaceutical and biotechnology companies for agreements to develop additional products using its drug formulation technologies.
FOURTH QUARTER 2008 FINANCIAL RESULTS
For the three months ended December 31, 2008, total revenues were EUR 25.7 million ($32.5 million). This represents an approximately 16% increase at constant currency from the fourth quarter of 2007. The growth can be attributed primarily to product sales and royalties from Cephalon’s AMRIX and Axcan’s ULTRASE, as well as revenues from Source CF, which Eurand acquired in December 2007.
Product sales rose 5% at constant currency to EUR 19.3 million ($24.4 million) in the 2008 fourth quarter compared with the same period of 2007. Royalties were EUR 2.8 million ($3.5 million), representing an increase of 72% at constant currency compared with the fourth quarter of 2007. Development fees were EUR 3.7 million ($4.7 million) in the fourth quarter of 2008, up 72% at constant currency from the prior year period. Revenue from development fees can fluctuate from quarter to quarter because a significant portion of fees are recognized upon achievement of development milestones.
Cost of goods sold was EUR 14.2 million ($18.0 million) for the three months ended December 31, 2008, down 2% in constant currency from the same period in 2007. The margin on product sales was approximately 26% for the fourth quarter of 2008 versus approximately 21% in the fourth quarter of 2007. Research and development (R&D) expenses were EUR 7.1 million ($9.0 million) for the fourth quarter of 2008, up 34% at constant currency rates compared with the same period in 2007. Selling, general and administrative (SG&A) expenses of EUR 7.3 million ($9.2 million) increased by 7% at constant currency compared with the fourth quarter of 2007.
The operating loss in the fourth quarter of 2008 was EUR 3.2 million ($4.0 million) versus an operating loss of EUR 5.0 million ($6.3 million) in the same period of 2007.
Tax expense for the fourth quarter of 2008 was an income of EUR 403,000 ($510,000) versus an expense of EUR 157,000 ($199,000) in the fourth quarter of 2007. The net loss for the fourth quarter of 2008 was EUR 2.8 million ($3.5 million), or EUR 0.06 per fully diluted share ($0.08 per share). This compares with a net loss of EUR 5.1 million ($6.4 million), or EUR (0.12) per share ($(0.15) per share), for the same period in 2007.
At December 31, 2008, cash and cash equivalents were EUR 19.1 million ($24.2 million), marketable securities were EUR 3.6 million ($4.5 million) and debt was EUR 186,000 ($235,000).

FULL-YEAR 2008 FINANCIAL RESULTS
Total revenues were EUR 98.5 million ($124.7 million) for the 12 months ended December 31, 2008, an increase of approximately 22% at constant currency rates compared with the comparable period in 2007. The growth can be attributed primarily to product sales and royalties from Cephalon’s AMRIX and Axcan’s ULTRASE, as well as revenues from Source CF, which Eurand acquired in December 2007. Product sales grew 18% at constant currency to EUR 79.9 million ($101.2 million) in 2008 compared with 2007. Royalties were EUR 8.1 million ($10.3 million), up 96% at constant currency compared with the prior year. Development fees were EUR 10.5 million ($13.2 million) in 2008, an increase of 17% in constant currency from 2007.
Cost of goods sold was EUR 53.8 million ($68.1 million) for the full year in 2008, up 13% in constant currency from 2007. The margin on product sales was approximately 33% for the full year in 2008 versus approximately 30% in 2007. R&D expenses were EUR 20.3 million ($25.7 million) for the 12 months ended December 31, 2008, an increase of 21% at constant currency rates compared with the same period in 2007. SG&A expenses of EUR 30.5 million ($38.6 million) in 2008 were higher by 50% at constant currency compared with 2007. This increase was primarily due to the costs associated with building the Company’s sales and marketing infrastructure, partly through the acquisition of Source CF, in preparation for the launch of EUR-1008, as well as other expenses related to the costs of public company compliance and other legal expenses including litigation costs.
The settlement of litigation with UCB for $35 million translated at the then exchange rate of approximately EUR1=$1.43 into a gain of EUR 24.4 million ($30.9 million at the convenience rate), which was recorded as income from litigation settlement, a component of Eurand’s operating income for the 12 months ended December 31, 2008.
For the full year in 2008, operating income was EUR 16.9 million ($21.4 million). Excluding the impact of the gain from the above settlement of EUR 24.4 million ($30.9million), operating income in 2008 would have been a loss of EUR 7.5 million ($9.5 million) versus an operating loss of EUR 4.1 million ($5.2 million) in 2007. Income generated from financial items was EUR 357,000 ($452,000) for the 12 months ended December 31, 2008 versus an expense of EUR 1.4 million ($1.8 million) for the same period in 2007. The year-over-year comparison reflects the impact of the debt repayment combined with the increase in cash from the proceeds of Eurand’s May 2007 IPO and the UCB settlement, offset by lower interest rates.
Tax expense for the full year in 2008 was EUR 3.6 million ($4.6 million) versus EUR 1.1 million ($1.4 million) in 2007. The valuation allowance against the Company’s deferred tax assets was reduced by EUR 3.7 million ($4.7 million) because taxable income was generated in the period. In particular, the operating results of the Company’s U.S. subsidiary benefited from the litigation settlement. We estimate that utilization of NOLs incurred in the past limited the tax expense attributable to the gain of EUR 24.4 million ($30.9 million at the convenience rate) on the settlement of the litigation with UCB to be less than EUR 1 million due to Alternative Minimum Tax (AMT) and certain local taxes.
The Company announced a restatement of income tax expense for the third quarter as a result of a review of its tax position conducted as part of the preparation of

2008 year-end financial statements. The restatement reduced net income in the third quarter by EUR 1.4 million ($1.7 million) to EUR 20.2 million ($25.6 million) or EUR 0.43 per fully diluted share ($0.55 per share).
Net income for 2008 was EUR 13.6 million ($17.3 million), or EUR 0.29 per fully diluted share ($0.37 per share). Excluding the impact of the gain attributable to the settlement of EUR 24.4 million ($30.9 million at the convenience rate) and an estimate of related tax effect, net income would have been a loss of approximately EUR 10.6 million ($13.4 million), or EUR (0.24) per share ($(0.30) per share) in 2008. This compares with a loss of EUR 6.7 million ($8.4 million), or EUR (0.29) per share ($(0.36) per share), in 2007.
Attached to this earnings press release are four items:
1.	Selected consolidated statements of operations for the three months ended December 31, 2008 compared with the same period in 2007

2.	Selected consolidated statements of operations for the 12 months ended December 31, 2008 compared with the same period in 2007

3.	Selected balance sheet data as of December 31, 2008 and December 31, 2007

4.	Restatement of Income Tax Expense for the Three Months and Nine Months ended September 30, 2008

Note on Currency Presentation
This press release contains translations of euros into U.S. dollars at a convenience rate of EUR 1=$1.266, the noon buying rate at the Federal Reserve Bank of New York on February 27, 2009.
The $35 million gain on the litigation settlement quoted in this press release was recognized in the income statement in September 2008 as EUR 24.4 million at the rate of EUR 1=$1.434, the rate at the time of the transaction as required by U.S. GAAP. When the Euro income statement amount is converted to U.S. dollars at the convenience rate of EUR 1=$1.266 used in this press release, the income statement amount converts to $30.9 million.
Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three months ended December 31, 2008 as they were in the same period in 2007. As a guide, average exchange rates were EUR 1=$1.471 in the 12 months to December 31, 2008, EUR 1=$1.371 in the 12 months to December 31, 2007, and EUR 1=$1.317 in the three months to December 31, 2008, and EUR 1=$1.449 in the three months to December 31, 2007.
Conference Call Information
Eurand will host a conference call on Thursday, March 5, 2009 at 8:30 a.m. Eastern Time, 2:30 p.m. Central Europe Time, covering the fourth quarter and full-year 2008 financial results.

To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470. A replay of the call will be available until April 5, 2009. To participate in the replay of the call, U.S. participants dial
1-877-660-6853, international participants dial +1-201-612-7415. The account number is: 3055; conference ID number: 312757.
A live web cast of the call also will be available from the investor relations section of the company website at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until April 5, 2009.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four partnered products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking orally disintegrating tablet (ODT) formulations, and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe. For more information, visit Eurand’s website at www.eurand.com.
Forward-Looking Statement
This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to the future and status of the Company’s regulatory filings for EUR-1008, anticipated product launches, enrollment and future plans for its clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA does not approve the Company’s NDA relating to EUR-1008; the outcome of any discussions with the FDA; and unexpected delays or additional requirements in preparation of materials for submission to the FDA as a part of the Company’s NDA filing, including those relating to Eurand’s raw material supplier. Investors are advised to refer to the Company’s Risk Factors set forth in its Annual Report on Form-20-F as filed with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
# # #

Item 1. Selected Consolidated Statement of Operations Data

	Three months ended December 31,
	2008	2008	2007	% Change
				At current	At constant
	$'000(a)	euro'000	euro'000	currency	currency
Product sales	24,379	19,257	17,689	+9%	+5%
Royalty income	3,507	2,770	1,467	+89%	+72%
Development fees	4,655	3,677	2,003	+84%	+72%

Total revenues	32,541	25,704	21,159	+22%	+16%
Cost of goods sold	(17,951)	(14,179)	(13,893)	+2%	-2%
R & D expenses	(9,010)	(7,117)	(5,080)	+40%	+34%
S,G & A expenses	(9,191)	(7,260)	(6,793)	+7%	+7%
Amortization of intangibles	(358)	(283)	(250)	+13%	+7%
Other deductions	(63)	(50)	(93)	N.M.	N.M.
Income from litigation settlement	—	—	—	N/A	N/A

Operating income (loss)	(4,032)	(3,185)	(4,950)	-36%	-34%

Financial income (expense)	(11)	(8)	45	-118%	-131%

Income (loss) before taxes	(4,042)	(3,193)	(4,905)	-35%	-33%

Income taxes	510	403	(157)	N.M.	N.M.

Net income (loss)	(3,532)	(2,790)	(5,062)	N.M.	N.M.

Basic and diluted net loss per share	$(0.08)	Euro (0.06)	Euro(0.12)
Weighted average number of shares used to compute basic and diluted loss per share
	45,614,976	45,614,976	43,864,744

Item 2. Selected Consolidated Statement of Operations Data — Continued

	Year ended December 31,
	2008	2008	2007	% Change
				At current	At constant
	$'000(a)	euro'000	euro'000	currency	Currency
Product sales	101,194	79,932	71,076	+13%	+18%
Royalty income	10,305	8,140	4,373	+86%	+96%
Development fees	13,248	10,464	9,372	+12%	+17%

Total revenues	124,747	98,536	84,821	+16%	+22%
Cost of goods sold	(68,125)	(53,811)	(49,439)	+9%	+13%
R & D expenses	(25,688)	(20,291)	(17,110)	+19%	+21%
S,G & A expenses	(38,634)	(30,516)	(21,497)	+42%	+50%
Amortization of intangibles	(1,723)	(1,361)	(788)	+73%	+82%
Other deductions	(63)	(50)	(93)	N.M.	N.M.
Income from litigation settlement	30,895	24,404	—	N/A	N/A

Operating income	21,409	16,911	(4,106)	N.M.	N.M.

Financial income (expense)	452	357	(1,428)	-125%	-125%

Income (loss) before taxes	21,861	17,268	(5,534)	N.M.	N.M.

Income taxes	(4,607)	(3,639)	(1,140)	N.M.	N.M.

Net income (loss)	17,254	13,629	(6,674)	N.M.	N.M.

Basic net income (loss) per share	$0.38	Euro 0.30	Euro (0.29)
Diluted net income (loss) per share	$0.37	Euro 0.29	Euro (0.29)
Weighted average number of shares used to compute basic EPS
	44,921,051	44,921,051	23,178,525
Weighted average number of shares used to compute diluted EPS
	46,377,076	46,377,076	23,178,525
(a) Figures in U.S. dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.266, the noon buying rate at the Federal Reserve Bank of New York on February 27, 2009.

Item 3. Selected Consolidated Balance Sheet Data

	December 31,		December 31,
	2008	2008	2007
	$'000 (1)	euro'000	euro'000
Cash and cash equivalents	24,239	19,146	12,541
Total debt	235	186	1,551
Total shareholders’ equity (deficit)	129,259	102,100	81,067
(1) Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.266, the noon buying rate at the Federal Reserve Bank of New York on February 27, 2009.

Item 4. Restatement of Income Tax Expense for the Three Months and Nine Months ended September 30, 2008.
The Company is restating its third quarter income tax expense as a result of a review of its tax position conducted as part of the preparation of the 2008 year-end financial statements. During this review it was determined that an additional liability of €1.4 million for withholding tax arose in the third quarter. Payment of this withholding tax gives rise to a tax credit that may be used to offset income taxes payable to Italian tax authorities. The Company’s ability to make use of the related tax credit is uncertain, given the Company’s history of operating losses in Italy and as a result, the amount of the withholding tax has been expensed in income taxes. The following information supersedes the earnings information as part of our Form 6-K filed on November 18, 2008.
The effect of this restatement on our income statement and earnings per share for the three months and nine months ended September 30, 2008 previously reported was as follows:

	Three months ended September 30, 2008
		Correction of
	As previously	current tax		As adjusted at the
	reported	liability	As adjusted	convenience rate
	euro'000	euro'000	euro'000	$'000 (1)
Income before tax	22,612	—	22,612	28,627
Income tax expense	(1,015)	(1,363)	(2,378)	(3,011)

Net income	21,597	(1,363)	20,234	25,616

Earnings per share, basic	EUR 0.48		EUR 0.45	$0.57
Earnings per share, fully diluted	EUR 0.46		EUR 0.43	$0.55

	Nine months ended September 30, 2008
		Correction of
	As previously	current tax		As adjusted at the
	reported	liability	As adjusted	convenience rate
	euro'000	euro'000	euro'000	$'000 (1)
Income before tax	20,461	—	20,461	25,904
Income tax expense	(2,679)	(1,363)	(4,042)	(5,118)

Net income	17,782	(1,363)	16,419	20,786

Earnings per share, basic	EUR 0.40		EUR 0.37	$0.47
Earnings per share, fully diluted	EUR 0.38		EUR 0.35	$0.45
(1) Figures in U.S. dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.266, the noon buying rate at the Federal Reserve Bank of New York on February 27, 2009.